FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                November 10, 2005

                         Commission File Number 0-21392



                             AMARIN CORPORATION PLC
                 (Translation of registrant's name into English)


                    7 Curzon Street, London W1J 5HG, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F   /X/                  Form 40-F   / /

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

              Yes    / /                       No  /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

              Yes   / /                        No   /X/

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes   / /                         No  /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     The following exhibits are furnished as part of this Form 6-K:

   Exhibit      Description

     99.1       Press Release

     99.2 Unaudited selected financial data for Amarin Corporation plc as of and for the three months and nine months ended 30 September 2005 and 2004

     99.3 Updated Risk Factors superseding the Risk Factors in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A

     This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC


                                    By:  /s/ Jonathan Lamb
                                         ---------------------------------------
                                         Jonathan Lamb
                                         General Counsel and Company Secretary

Date: November 10, 2005

                                  EXHIBIT LIST

   Exhibit      Description

     99.1       Press Release

     99.2 Unaudited selected financial data for Amarin Corporation plc as of and for the three months and nine months ended 30 September 2005 and 2004

     99.3 Updated Risk Factors superseding the Risk Factors in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A

                                                                    Exhibit 99.1



                    AMARIN REPORTS THIRD QUARTER 2005 RESULTS

LONDON, United Kingdom, November 9, 2005 - Amarin Corporation plc (NASDAQSC:
AMRN) today reported financial results for the quarter ended September 30, 2005.

For the quarter ended September 30, 2005, Amarin reported a net loss of $4.6 million or 9 cents per American Depositary Share (ADS), compared with a net loss of $1.2 million or 6 cents per ADS in the quarter ended September 30, 2004. The increase is primarily due to Amarin's substantial investment in research and development and intellectual property, including the costs of preparing for and commencing phase III trials with Miraxion in Huntington's disease (HD). The financial results are set out in detail in the financial tables attached.

KEY HIGHLIGHTS

o SPA for Huntington's disease - On September 12, 2005, Amarin reached an agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment (SPA) procedure for the design of the phase III clinical trials. An SPA is the process under which the FDA provides evaluation and guidance on clinical trial protocols.

o First dosing - On September 21, 2005, patient enrollment and first dosing commenced in the US phase III trial. This study is being conducted by the Huntington Study Group. The European phase III trial will be conducted in collaboration with EURO-HD and Icon plc, a leading global contract research organization. Patient enrollment has begun and dosing in this trial is scheduled to commence in early December.

o Miraxion for depression - Earlier this year, Amarin announced positive data analysis from its phase II depression program with Miraxion. Amarin is making good progress in discussions with several development and marketing partners for this program for the US and EU markets.

o Appointments - Recently, Amarin made three senior management and board appointments, further strengthening the Amarin management team; Dr. Anthony Clarke as Vice President of Clinical Development; Dr. Prem Lachman as non-executive director; and Tom Maher as General Counsel with effect from February 2006.

Rick Stewart, chief executive officer of Amarin, commented "we continue to achieve our key objectives in our development programs. The commencement of dosing in the US clinical trial in Huntington's disease is a major milestone for the company and excellent progress is being made in preparing for the European trial. Outlicensing activities are showing a high level of enthusiasm from interested parties. The remaining EU rights for Miraxion in Huntington's and the global rights in depressive disorders are proving particularly attractive. We have additionally strengthened our management team to take advantage of future opportunities".


FINANCIAL RESULTS - INCOME STATEMENT

Three months ended September 30, 2005

The results for the quarter ended September 30, 2005 entirely represent continuing activities. The results for the comparative quarter ended September 30, 2004 reflect continuing and discontinued activities.

Continuing activities

For the quarter ended September 30, 2005, the operating loss was $4.6 million, compared with an operating loss of $1.4 million from continuing activities for the same period in 2004. The increase is primarily due to Amarin's substantial investment in research and development and intellectual property, including the costs of preparing for and commencing the phase III trials with Miraxion in HD.

Research and development costs of $2.0 million reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies and the costs of the phase III trials in HD, including the costs associated with the two organizations running the HD trials, namely, the Huntington's Study Group and Icon.

Selling, general and administrative costs of $2.6 million primarily represent Amarin's general and administrative costs, business and corporate development costs and the cost of maintaining and renewing Amarin's portfolio of intellectual property. The increase in selling, general and administrative costs was primarily due to the inclusion of Amarin Neuroscience's general and administrative costs of $0.3 million for the quarter, provisions for future expenses on vacant property under lease by Amarin, increased investment in intellectual property and an increase in professional fees. Selling, general and administrative costs in the third quarter are reduced from $2.8m in the second quarter of this year.

The results for the comparative quarter ended September 30, 2004 for continuing activities represent Amarin's head office operating expenses, including the cost of business and corporate development activities.

Discontinued activities

For the quarter ended September 30, 2005, there were no amounts relating to discontinued activities. For the quarter ended September 30, 2004, the profit before interest from discontinued activities was $0.3 million.

As previously disclosed, the results for discontinued activities for the comparative quarter ended September 30, 2004 reflect (i) the final costs incurred by Amarin relating to the completion of safety studies on Zelapar (the rights to which are owned by Valeant Pharmaceutical International), (ii) the settlement of the outstanding dispute with Valeant, (iii) the final $1 million payment to Elan Corporation plc and (iv) the receipt of the final installment of the proceeds of sale of Amarin's Swedish drug delivery business to Watson Pharmaceuticals Inc. in October 2003.

Nine months ended September 30, 2005

The results for the nine month period ended September 30, 2005 entirely represent continuing activities. The results for the comparative nine month period ended September 30, 2004 reflect continuing and discontinued activities.

Continuing activities

For the nine month period ended September 30, 2005, the operating loss was $13.6 million, compared with an operating loss of $4.6 million from continuing activities for the same period in 2004. As for the third quarter, the increase is primarily due to Amarin's substantial investment in research and development and intellectual property, including the costs of commencing Miraxion's phase III trials in HD.

The results for the comparative nine month period ended September 30, 2004 for continuing activities represent Amarin's head office operating expenses, including the cost of business and corporate development activities.

Discontinued activities

For the nine month period ended September 30, 2005, there were no amounts relating to discontinued activities. For the comparative nine month period ended September 30, 2004, Amarin earned a profit before interest of $21.7 million on discontinued activities reflecting:

(1) The results of Amarin's disposed US business for the period from January 1, 2004 to February 25, 2004, being the date upon which the business was sold to Valeant.

(2) Research and development costs incurred by Amarin on behalf of Valeant of $2.5 million. Amarin has no further obligation to incur costs on Valeant's behalf.

(3) Other income of $2 million as Amarin settled its outstanding dispute with Valeant in September 2004. Under the main terms of the settlement agreement Amarin agreed to waive $6 million of the $8 million in contingent milestones due to Amarin from Valeant. The remaining $2 million was paid by Valeant to Amarin on November 30, 2004.

(4) An exceptional loss of $2.4 million on the disposal of Amarin's US operations and certain products to Valeant.

(5) An exceptional gain of $0.75 million, representing receipt of an installment of the proceeds of sale of our Swedish drug delivery business to Watson in October 2003.

(6) An exceptional gain of $24.6 million on the settlement of debt obligations to Elan in February 2004.

Also, a non-cash deferred tax accounting charge of $7.5 million arose in the comparative nine-month period on the exceptional gain in (6) above, which offset a deferred tax asset of an equivalent amount included in the balance sheet as at December 31, 2003.

FINANCIAL RESULTS - BALANCE SHEET

Intangible Fixed Assets
At September 30, 2005, Miraxion had an intangible carrying value of $9.8 million, an increase of $6.2 million from $3.6 million at September 30, 2004. The increase in the carrying value arises primarily from the acquisition accounting for Amarin Neuroscience in October 2004.

Debtors

Under UK tax legislation, Amarin Neuroscience is eligible for research and development tax relief. As the company is loss making, it can elect to surrender its eligible research and development tax losses and in return receive a payment from the Inland Revenue in respect of this research and development tax relief. In the quarter ended September 30, 2005, Amarin recognized a tax credit of $0.16 million in respect of such research and development tax relief. Amarin also received $0.36 million as a payment on account in respect of the 2004 research and development tax claim. At September 30, 2005, included in debtors is a total research and development tax relief receivable of $1.2 million.

Cash

At September 30, 2005, Amarin had cash of $13.7 million compared to $2.8 million at September 30, 2004. The increase in cash balances is due to the proceeds raised from financings in October 2004 and May 2005.

At September 30, 2005, Amarin had no debt compared to $5.0 million at September 30, 2004. On May 24, 2005, simultaneous with the registered offering, Amarin's remaining $2 million loan notes, owed to Amarin's Chairman, Mr. Thomas Lynch, were redeemed for $2 million and the proceeds used by Mr. Lynch to subscribe for approximately 1.5 million ADS's. This followed the conversion of the first $3 million of loan notes to equity by Mr. Lynch on October 7, 2004. Amarin now has no debt other than working capital liabilities.

Amarin's future financing strategy will depend on the timing of research and development on its development pipeline and on the level of revenue generated from its licensing and partnering activities.

CORPORATE STRATEGY

Amarin's strategy is to directly commercialize its neurology pipeline in the United States and to partner it for geographic markets outside the United States. For indications outside neurology, such as depression, Amarin intends to partner its pipeline globally. Amarin also intends to acquire and in-license neurology products that Amarin can develop and market directly in the United States.

Amarin's goal is to capitalize on its strong reputation in neuroscience and to become a leader in the development and commercialization of novel drugs that address unmet medical needs.

Contact:
Amarin Corporation plc:  +44 (0) 207 907 2442

Rick Stewart, Chief Executive Officer

Alan Cooke, Chief Financial Officer

investor.relations@amarincorp.com



Powerscourt:  +44 (0) 207 236 5615

Rory Godson
Victoria Brough

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for depression.

Disclosure Note: The information contained in this document is as of November 9, 2005. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington's disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affective Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6-K furnished to the SEC.

                                                                    Exhibit 99.2

          Amarin Corporation plc
        Period Ended 30 SEPTEMBER 2005 Selected Data (UK GAAP - UNAUDITED)

                                                     Three Months         Nine Months
                                                     ended 30 Sept        ended 30 Sept.
                                             -------------------------  --------------------
                                                2005          2004        2005          2004
                                                Total         Total       Total         Total
                                              -------        -------       -------    -------
                                                $ 000         $  000       $   000      $ 000

Revenue:
   Revenues from discontinued activities            -              -          -         1,017
                                              -------        -------       -------    -------
Total revenues                                      -              -          -         1,017
                                              =======        =======       =======    =======

Cost of sales:
   Direct costs                                     -              -          -           107
                                              -------        -------       -------    -------
Cost of sales from discontinued activities          -              -          -           107
                                              =======        =======       =======    =======

Gross profit
   Discontinued activities                          -              -          -           910
                                              -------        -------       -------    -------
Total gross profit                                  -              -          -           910
                                              =======        =======       =======    =======

Operating expenses:
   Research and development                     2,032              -         5,894          -
   Selling, General & Administrative            2,432          1,207         7,183      4,169
   Amortisation of intangible assets              169            144           507        432
                                              -------        -------       -------    -------
   Operating expenses from continuing
      activities                                4,633          1,351        13,584      4,601

   Selling, General & Administrative from
     discontinued activities                        -               -            -      1,575
   Research & development from
     discontinued activities                        -          1,117             -      2,500
   Other income - Valeant settlement                -         (2,000)            -     (2,000)
                                              -------        -------       -------    -------
   Operating expenses/(income) from
     discontinued activities                        -           (883)            -      2,075

   Total research & development                 2,032          1,117         5,894      2,500
   Total selling, general & administrative      2,601          1,351         7,690      6,176
   Other income - Valeant settlement                -         (2,000)            -     (2,000)
                                              -------        -------       -------    -------
Total operating expenses                        4,633            468        13,584      6,676
                                              =======        =======       =======    =======

Operating (loss) from continuing activities    (4,633)        (1,351)      (13,584)    (4,601)
Operating profit/(loss) on discontinued
   activities                                       -            883             -     (1,165)

Total operating (loss)                         (4,633)          (468)      (13,584)    (5,766)

Exceptional income/(expense) - discontinued
activities
   Escrow proceeds of Q4 2003 Swedish disposal      -            400             -        750
   (Loss) on disposal of US operations and
      certain prodcts                                             (9)            -     (2,447)
   (Loss)/gain on settlement of debt on
     related sale of distribution rights                      (1,000)            -     24,572
(Loss)/profit on ordinary activities before
interest
   Continuing activities                       (4,633)        (1,351)      (13,584)    (4,601)
   Discontinued activities                          -            274             -     21,710
                                              -------        -------       -------    -------

                                               (4,633)        (1,077)      (13,584)    17,109

   Net interest payable and similar charges       (99)           (89)         (458)      (186)
                                              -------        -------       -------    -------
(Loss)/income before taxes                     (4,732)        (1,166)      (14,042)    16,923

   Income tax credit/(expense)                    155              -           535     (7,500)

                                              -------        -------       -------    -------
Net (loss)/income for the period               (4,577)        (1,166)      (13,507)     9,423
                                              =======        =======       =======    =======

Weighted average shares - basic                51,248         17,940        44,064     17,940

(Loss)/income per share:
   Basic                                        (0.09)         (0.06)        (0.31)      0.53
   Diluted                                      (0.09)         (0.06)        (0.31)      0.53

                             Amarin Corporation plc
          Period Ended 30 June 2005 Selected Data (UK GAAP - UNAUDITED)

Selected Income Statement Data - extract of continuing activities

                                                     Three Months         Nine Months
                                                     ended 30 Sept        ended 30 Sept.
                                             -------------------------  --------------------
                                                2005          2004        2005          2004
                                                Total         Total       Total         Total
                                              -------        -------       -------    -------
                                                $ 000         $  000       $   000      $ 000
Operating expenses:
Research and development                        2,032             -       5,894             -
Selling, General & Administrative               2,432         1,207       7,183         4,169
Amortisation of intangible assets                 169           144         507           432
                                              -------        -------       -------    -------
Operating expenses from continuing activities   4,633         1,351      13,584         4,601

Operating (loss) from continuing activities    (4,633)       (1,351)    (13,584)       (4,601)
                                              -------        -------       -------    -------


Selected Income Statement Data - extract of discontinued activities

                                                     Three Months         Nine Months
                                                     ended 30 Sept        ended 30 Sept.
                                             -------------------------  --------------------
                                                2005          2004        2005          2004
                                                Total         Total       Total         Total
                                              -------        -------       -------    -------
                                                $ 000         $  000       $   000      $ 000
Revenue:
Revenues from discontinued activities               -             -              -      1,017
                                              -------        -------       -------    -------
Cost of sales:
Cost of sales from discontinued activities          -             -              -        107
                                              -------        -------       -------    -------
Gross profit
Discontinued activities                             -             -              -        910
                                              -------        -------       -------    -------
Total gross profit                                  -             -              -        910

Operating income/(expenses):
Selling,General & Administrative                    -             -              -      1,575
Research & development                              -         1,117              -      2,500
Other (income) - Valeant settlement                          (2,000)                   (2,000)
                                              -------        -------       -------    -------

Total operating income/(expenses)from
discontinued activities                                        (883)             -      2,075
                                              -------        -------       -------    -------

Total operating profit/(loss)from
discontinued activities                                         883              -     (1,165)

Exceptional income/(expense) -
discontinued activities
  Escrow proceeds of Q4 2003 Swedish
     disposal                                       -           400              -        750
  Loss on disposal of US operations
     and certain products                                        (9)             -     (2,447)
  (Loss)/gain on settlement of debt
     on related sale of distribution rights                                      -      24,572
                                              -------        -------       -------    -------
(Loss)/profit on ordinary activities before
interest - discontinued activities                  -            274             -      21,710
                                              -------        -------       -------    -------

                             Amarin Corporation plc
       Period Ended 30 September 2005 Selected Data (UK GAAP - UNAUDITED)


                                                                As at 30 Sept
                                                               2005        2004
                                                             -------------------
                                                              $ 000       $ 000

1.  Selected Balance Sheet Data

Fixed assets
Tangible                                                        445         241
Intangible                                                    9,796       3,611
                                                            -------      -------
                                                             10,241       3,852
Current assets
Debtors                                                       2,190       5,433
Cash                                                         13,657       2,813
                                                            -------      -------
                                                             15,847       8,246

Creditors - due within one year                              (5,423)     (4,018)
                                                            -------      -------
Net current assets                                           10,424       4,228

Creditors - due after one year                                 (131)     (5,000)
Provisions for liabilities and charges                         (546)          -
                                                            -------      -------
Net assets                                                   19,988       3,080
                                                            =======      =======
Called up share capital (ordinary shares)                     4,471      29,088
Treasury shares                                                (217)          -
Capital redemption reserve                                   27,633           -
Share premium account                                       102,612      70,226
Profit and loss reserve - brought forward (deficit)        (109,934)    (95,068)
Profit and loss reserve - current period (loss)              (4,577)     (1,166)

                                                            -------      -------
Shareholders' funds                                          19,988       3,080
                                                            =======      =======



                                                            Three Months ended
                                                              ended 30 Sept
                                                            2005        2004

2.  EBITDA before exceptional items                           $ 000       $ 000
Operating (loss) for period                                  (4,633)       (468)
   amortisation                                                 169         144
   depreciation                                                  32          20
                                                            -------      -------
EBITDA before exceptional items                              (4,432)       (304)
                                                            =======      =======


3. The selected financial data set out above should be read in conjunction with our 2004 20-F Annual Report which is filed with the SEC.

4. (Loss)/income per share

Basic (loss)/income per share is calculated by dividing the net (loss)/income by the weighted average number of shares in issue in the year.

Fully diluted (loss)/income per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect of exercising those share options and warrants where the exercise price is less than the average market price of the ordinary shares for the period. The Company reported a net loss from continuing operations in the three months and nine months ended 30 September 2004 and 2005. As a result the loss per share is not reduced by dilution.

5. Basis of preparation - Going Concern

As at 30 September 2005, Amarin had cash of $13.7 million. On the basis of forecasted cashflow information, Amarin is forecast to have sufficient cash to fund the group's operating activities into the second quarter of 2006.

Amarin intends to obtain additional funding through earning licensing fees from its partnering activities and/or completing further equity-based financings. There is no assurance that Amarin's efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business through the second quarter of 2006 and beyond. These selected data do not include any adjustments that might be necessary should such funding not be available.

Amarin believes it will be successful in obtaining further funds as described above and the directors have therefore prepared the selected data on a going concern basis.

6. Future Investment Right

As part of the May financing, which raised gross proceeds of $17.78 million, investors were given a future investment right, described as follows -

If by March 15, 2006 the Company has not raised gross proceeds of at least $10 million (the "Future Financing Amount") from one, or any combination of, the following sources; (i) revenues from the licensing or partnering of the Company's intellectual property or proprietary information that are receivable prior to March 15, 2006; (ii) the issuance of Ordinary Shares at a price per Ordinary Share of at least $2.50; and/or (iii) funds received by the Company in connection with the exercise of outstanding warrants; then at any time between March 15, 2006 and March 31, 2006, the Investors shall have a pro rata right to make an equity investment in the Company, at a price per Ordinary Share equal to the lower of (a) $1.75; and (b) 84% of the volume weighted average of closing prices of the ADRs on NASDAQ over the thirty trading days ending on March 15, 2006, in an amount up to the Future Financing Amount, less any amounts actually raised pursuant to subsections (i)-(iii) above.

To the extent that any investor does not wish to take part in such financing, the unallocated portion of the Future Financing Amount will be allocated on a pro rata basis among those investors who have elected to take part in the financing until all of the Future Financing Amount has been allocated to investors that wish to take part in the financing. The Future Financing Amount shall be reduced on a dollar-for-dollar basis to the extent that the gross amount raised in the May Offering exceeds $15 million. As the gross proceeds in the offering were $17.78 million, or $2.78 million in excess of $15 million the Future Financing Amount of $10 million is reduced by $2.78 million to $7.22 million.

7. Permax Contingency

Amarin was responsible for the sales and marketing of Permax in the US from May 2001 until February 2004. On May 17, 2001, Amarin acquired the US sales and marketing rights to Permax from Elan. A subsidiary of Elan had previously licensed the rights to Permax from Ely Lilly and Company ("Ely Lilly") in January 1993. Ely Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004, Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals Inc. ("API"), including the rights to Permax, to Valeant Pharmaceuticals International ("Valeant").

In late 2002, Eli Lilly & Co as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observance of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been notified in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of US doctors describing this potential risk. Causation is not established but is consistent with other fibrotic side effects observed in Permax.

There are currently six different suits pending in the United states regarding Permax. The Company is a named defendant in five of the six suits although it has only received what purports to be effective service of court proceedings in three of these cases. The other defendants include Eli Lilly, Elan Pharmaceuticals, Inc., and Valeant.

The Company has reviewed the position and having taken external legal advice considers the potential risk of significant liability arising for Amarin from these legal actions to be remote.

                                                                    Exhibit 99.3

The following risk factors update and supersede the Risk Factors in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A.

RISK FACTORS


     You should carefully consider the risks and the information about our business described below, together with all of the other information included in our annual report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A (the "Annual Report"). You should not interpret the order in which these considerations are presented as an indication of their relative importance to you. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the following risks and uncertainties develop into actual events, our business, financial condition and results of operations could be materially and adversely affected, and the trading price of our ADSs could decline.

We have a history of losses, and we may not be able to attain profitability in the foreseeable future.

     We have not been profitable in three of the last five fiscal years. For the fiscal years ended December 31, 2000, 2001, 2002, 2003, and 2004, we reported profits/(losses) of approximately $2.7 million, $(5.3) million, $(37.0) million, $(19.2) million and $4.0 million respectively under UK GAAP. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration ("FDA") or European Medicines Evaluation Agency ("EMEA") for our principal product, Miraxion(TM), or we are otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, we may not be able to generate revenues in future periods and we may not be able to attain profitability.

     By February 2004, we had divested a majority of our assets. Although we subsequently acquired Amarin Neuroscience Limited (formerly Laxdale Limited) and its leased facility in Stirling, Scotland on October 8, 2004, we continue to have limited operations, assets and financial resources. As a result, we currently have no marketable products or other source of revenues. All of our current products, including Miraxion, our principal product, are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, we expect to incur expenses without corresponding revenues at least until we are able to obtain regulatory approval and sell our future products in significant quantities. This may result in net operating losses, which will increase continuously until we can generate an acceptable level of revenues, which we may not be able to attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict with certainty whether we will ever be able to achieve profitability.

     In addition to advancing our existing development pipeline, we also intend to acquire rights to additional products. However, we may not be successful in doing so. We may need to raise additional capital before we can acquire any products. There is also a risk that Miraxion or any other development stage products we may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. The inability to obtain such approvals would adversely affect our ability to generate revenues.

     The likelihood of success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the regulatory and competitive environment in which we operate.

Our historical financial results do not form an accurate basis for assessing our current business.

     As a consequence of the divestiture of a majority of our business and assets during 2003 and early 2004 and our acquisition of Amarin Neuroscience in October 2004, our financial results for 2004 and prior periods do not form an accurate basis upon which investors should base an assessment of our business and prospects. Prior to such divestiture, our business was primarily the sale of marketable products in the United States, the out-licensing of our proprietary technologies, and research and development activities. Following the acquisition of Amarin Neuroscience, we are now focused on the research, development and commercialization of novel drugs for the central nervous system ("CNS"). Accordingly, our historical financial results reflect a substantially different business from that currently being conducted.

We may have to issue additional equity leading to shareholder dilution.

     We are committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the Miraxion development program (subject to such shareholders' right to choose cash payment in lieu of equity). Pursuant to the Amarin Neuroscience share purchase agreement, further success-related milestones will be payable as follows:

o On receipt of marketing approval in the United States and Europe for the first indication of any product containing Amarin Neuroscience intellectual property, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP(pound)7.5 million for each of the two potential market approvals (i.e., GBP(pound)15.0 million maximum); and

o On receipt of a marketing approval in the United States and Europe for any other product using Amarin Neuroscience intellectual property or for a different indication of a previously approved product, we must make an aggregate stock or cash payment (at the sole option of each of the sellers) of GBP(pound)5 million for each of the two potential market approvals (i.e., GBP(pound)10 million maximum).

     In connection with the completion of our May 2005 registered direct offering of Ordinary Shares, represented by American Depositary Shares, evidenced by American Depositary Receipts ("ADRs"), which raised gross proceeds of $17.78 million, investors in the offering were given the future investment right described below.

o If, by March 15, 2006, the Company has not raised gross proceeds of at least $7.22 million (the "Future Financing Amount") from (i) revenues from the licensing or partnering of the Company's intellectual property or proprietary information that are receivable prior to March 15, 2006, (ii) the issuance of Ordinary Shares at a price per Ordinary Share of at least $2.50 and/or (iii) funds received by the Company in connection with the exercise of outstanding warrants, then, at any time between March 15, 2006 and March 31, 2006, the original investors in the offering will have a pro rata right to make an equity investment in the Company at a price per Ordinary Share equal to the lower of (a) $1.75 and (b) 84% of the volume weighted average of closing prices of the ADRs on the Nasdaq Stock Market over the thirty trading days ending on March 15, 2006, in an amount up to the Future Financing Amount, less any amounts actually raised pursuant to clauses (i), (ii) and (iii) above.

o To the extent that any investor elects not to take part in the financing, the unallocated portion of the Future Financing Amount will be allocated on a pro rata basis among those investors who have elected to take part in the financing, until all of the Future Financing Amount has been allocated to investors that wish to take part in the financing.

     We also have outstanding warrants to purchase 500,000 ordinary shares at an exercise price of $1.90 per share, which were originally acquired by Elan Corporation plc as part of a debt re-negotiation and were subsequently sold by Elan to Amarin Investment Holding Limited, an entity controlled by Thomas G. Lynch, our Chairman. We also have outstanding warrants to purchase 313,234 ordinary shares at an exercise price of $3.48 per share. We also have outstanding employee options to purchase 4,574,164 ordinary shares at an average price of $3.90 per share. Additionally, in pursuing our growth strategy we will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise additional capital, in which case equity, convertible equity or debt instruments may be issued. The creation of new shares would lead to dilution of the value of the shares held by our current shareholder base.

If we cannot find additional capital resources, we will have difficulty in operating as a going concern and growing our business.

     The Company expects to have sufficient cash to fund our group operating activities into the second quarter of 2006. In addition, we intend to obtain additional funding through earning license fees from partnering our drug development pipeline and/or completing further equity-based financings. There is no assurance, however, that our efforts to obtain additional funding will be successful. If efforts are unsuccessful, there is substantial uncertainty as to whether we will be able to fund our operations on an ongoing basis. We will also require further capital investment in the future to implement our long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory and sales and marketing personnel, and growing our business. Our ability to execute our business strategy and sustain our infrastructure at our current level will be impacted by when, and whether or not, we are able to raise additional capital and/or obtain additional funding through earning licensing fees from our partnering activities. Depending on market conditions and our ability to maintain financial stability, we may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would have a material adverse effect on our business and on our ability to operate our business on an ongoing basis.

We may be dependent upon the success of a limited range of products.

     At present we are substantially reliant upon the success of our principal product, Miraxion. If development efforts for this product are not successful in either Huntington's disease ("HD") or depression, or if approved by the FDA, if adequate demand for this product is not generated, our business will be materially and adversely affected. Although we intend to bring additional products forward from our research and development efforts and to acquire additional products, even if we are successful in doing so the range of products we will be able to commercialize may be limited, given our financial resources. This could restrict our ability to respond to adverse business conditions. If we are not successful in developing Miraxion for HD or depression or any future product, or if there is not adequate demand for any such product or the market for such product develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products. As a result, the limited range of products we intend to develop could constrain our ability to generate revenues and achieve profitability.

Our ability to generate revenues depends on obtaining regulatory approvals for Miraxion.

     Miraxion, which is in Phase III development for Huntington's disease and Phase II development for treatment-unresponsive depression, is currently our only product in late-stage development. In order to successfully commercialize Miraxion, we will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. We are conducting two Phase III studies to support a possible new drug application, or "NDA", for Miraxion for the treatment of Huntington's disease. This decision is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study. Our ability to commercialize Miraxion for this indication is dependent upon the success of these development efforts. If such clinical trials fail to produce satisfactory results, or if we are unable to maintain the financial and operational capability to complete these development efforts, we may be unable to generate revenues from Miraxion. Even if we obtain regulatory approvals, the timing or scope of any approvals may prohibit or reduce our ability to commercialize Miraxion successfully. For example, if the approval process takes too long we may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for us to commercialize Miraxion successfully.

We may not be successful in developing or marketing future products if we cannot meet extensive regulatory requirements for quality, safety and efficacy promulgated by the FDA and other regulatory agencies.

     Our long-term strategy involves the development of products we may acquire from third parties. The success of these efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where we ultimately intend to sell such products. The development, manufacture and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the United States, the European Union, Japan and elsewhere. In the United States, the FDA generally requires pre-clinical testing and clinical trials of each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and expensive and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

o the inability to manufacture sufficient quantities of qualified materials under current manufacturing practices for use in clinical trials;

o    slower than expected rates of patient recruitment;

o    the inability to observe patients adequately after treatment;

o    changes in regulatory requirements for clinical trials;

o    the lack of effectiveness during clinical trials;

o    unforeseen safety issues;

o delay, suspension, or termination of a trial due to the institutional review board responsible for overseeing the study at a particular study site; and

o government or regulatory delays or "clinical holds" requiring suspension or termination of a trial.

     Even if we obtain positive results from early stage pre-clinical or clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates, and our business and results of operations would suffer.

     Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements. This could adversely affect our ability to earn revenues from the sale of such products. Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market. Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on our potential revenue stream.

After approval, our products will be subject to extensive government regulation.

     Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA or other license is subject to periodic and other monitoring and reporting obligations of the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application. Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

     Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the United States and in other countries. In the United States, the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA's current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

     Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval. Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase our product liability exposure.

Our future products may not be able to compete effectively against those of our competitors.

     Competition in the pharmaceutical industry is intense and is expected to increase. If we are successful in completing the development of Miraxion, we may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of Huntington's disease or depression. Potential competitors in this market may include companies with greater resources and name recognition than us. Furthermore, to the extent we are able to acquire or develop additional marketable products in the future, such products will compete with a variety of other products within the United States or elsewhere, possibly including established drugs and major brand names. Competitive factors, including generic competition, could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our future products. Products based on new technologies or new drugs could render our products obsolete or uneconomical.

     Our potential competitors both in the United States and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, we may compete with universities and other institutions involved in the development of technologies and products that may be competitive with ours. Many of our competitors will likely have greater resources than us, including financial, product development, marketing, personnel and other resources. Should a competitive product obtain marketing approval prior to Miraxion, this would significantly erode the projected revenue streams for such product.

     The success of our future products will also depend in large part on the willingness of physicians to prescribe these products to their patients. Our future products may compete against products that have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of subscriptions for our future products, we must be able to meet the needs of both the medical community and end users with respect to cost, efficacy and other factors.

Our supply of future products could be dependent upon relationships with manufacturers and key suppliers.

     We have no in-house manufacturing capacity and, to the extent we are successful in completing the development of Miraxion and/or acquiring or developing other marketable products in the future, we will be obliged to rely upon contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, if any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current Good Manufacturing Practices regulations promulgated by the FDA. The failure by a future manufacturer to comply with these regulations could affect its ability to provide us with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

     Additionally, we will be reliant on third parties to supply the raw materials needed to manufacture Miraxion and other potential products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

We may not be able to grow our business unless we can acquire and market or in-license new products.

     We are pursuing a strategy of product acquisitions and in-licensing in order to supplement our own research and development activity. Our success in this regard will be dependent on our ability to identify other companies that are willing to sell or license product lines to us. We will be competing for these products with other parties, many of whom have substantially greater financial, marketing and sales resources. Even if suitable products are available, depending on competitive conditions we may not be able to acquire rights to additional products on acceptable terms, or at all. Our inability to acquire additional products or successfully introduce new products could have a material adverse effect on our business.

In order to commercialize our future products, we will need to establish a sales and marketing capability.

     At present, we do not have any sales or marketing capability since all of our products are currently in the development stage. However, if we are successful in obtaining regulatory approval for Miraxion, we intend to directly commercialize this product in the U.S. market. Similarly, to the extent we execute our long-term strategy of expanding our portfolio by developing or acquiring additional marketable products, we intend to directly sell our neurology products in the United States. In order to market Miraxion and any other new products, we will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the United States would have a material adverse effect on our ability to grow our business.

The planned expansion of our business may strain our resources.

     Our strategy for growth includes potential acquisitions of new products for development and the introduction of these products to the market. Since we currently operate with limited resources, the addition of such new products could require a significant expansion of our operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background. Any failure to recruit necessary personnel could have a material adverse effect on our business. Additionally, the expansion of our operations and work force could create a strain on our financial and management resources and it may require us to add management personnel.

We may incur potential liabilities relating to discontinued operations or products.

     In October 2003, we sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB ("ADAB"), our Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. In February 2004, we sold our U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets, to Valeant. In connection with these transactions, we provided a number of representations and warranties to Valeant and Watson regarding the respective businesses sold to them, and other matters, and we undertook to indemnify Valeant and Watson under certain circumstances for breaches of such representations and warranties. We are not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under our agreements with either Valeant or Watson. However, we cannot predict whether matters may arise in the future which were not known to us and which, under the terms of the relevant agreements, could give rise to a claim against us.

We will be dependent on patents, proprietary rights and confidentiality.

     Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products and processes. Our ability to successfully implement our business plan will depend in large part on our ability to:

o    acquire patented or patentable products and technologies;

o obtain and maintain patent protection for our current and acquired products;

o    preserve any trade secrets relating to our current and future products; and

o    operate without infringing the proprietary rights of third parties.

     Although we intend to make reasonable efforts to protect our current and future intellectual property rights and to ensure that any proprietary technology we acquire does not infringe the rights of other parties, we may not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against our current or future products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of our current or future products or require us to obtain a license and pay significant fees or royalties in order to continue selling such products.

     We may in the future discover the existence of products that infringe upon patents that we own or that have been licensed to us. Although we intend to protect our trade secrets and proprietary know-how through confidentiality agreements with our manufacturers, employees and consultants, we may not be able to prevent our competitors from breaching these agreements or third parties from independently developing or learning of our trade secrets.

     We anticipate that competitors may from time to time oppose our efforts to obtain patent protection for new technologies or to submit patented technologies for regulatory approvals. Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit. Patent challenges are generally highly technical, time consuming and expensive to pursue. Were we to be subject to one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt our business.

     We are highly dependent upon the efforts of our senior management. The loss of the services of one or more members of senior management could have a material adverse effect on us. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to our business until such time as a suitable replacement is hired. Furthermore, because of the specialized nature of our business, as our business plan progresses we will be highly dependent upon our ability to attract and retain qualified scientific, technical and key management personnel. There is intense competition for qualified personnel in the areas of our activities. In this environment we may not be able to attract and retain the personnel necessary for the development of our business, particularly if we do not achieve profitability. The failure to recruit key scientific and technical personnel would be detrimental to our ability to implement our business plan.

     We have entered into an employment agreement with our chief executive officer. The term of this agreement continues in full force and effect, subject to each party's right to terminate upon twelve months' notice. Our officers and key employees, other than our chief executive officer, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to us.

We are subject to continuing potential product liability.

     Although we disposed of the majority of our former products during 2003 and 2004, we remain subject to the potential risk of product liability claims relating to the manufacturing and marketing of our former products during the period prior to their divestiture. Any person who is injured as a result of using one of our former products during our period of ownership may have a product liability claim against us without having to prove that we were at fault. The potential for liability exists despite the fact that our former subsidiary, Amarin Pharmaceuticals Inc. ("API"), conducted all sales and marketing activities with respect to such product. Although we have not retained any liabilities of API in this regard, as the prior holder of ownership rights to such former products, third parties could seek to assert potential claims against us on a theory of strict liability. Since we distributed and sold our products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving our former development stage products. A successful claim brought against us could have a material adverse effect on our business.

     We do not at present carry product liability insurance to cover any such risks. If we were to seek insurance coverage, we may not be able to maintain product liability coverage on acceptable terms if our claims experience results in high rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions. If we add significant products to our portfolio, we will require product liability coverage and may not be able to secure such coverage at reasonable rates or at all.

     We were responsible for the sales and marketing of Permax in the United States from May 2001 until February 2004. On May 17, 2001, we acquired the U.S. sales and marketing rights to Permax from Elan. Elan had pre-viously licensed the rights to Permax from Eli Lilly and Company ("Eli Lilly") in January 1993. Eli Lilly originally obtained approval for Permax on December 30, 1988 and has been responsible for the manufacture and supply of Permax since that date. On February 25, 2004, we sold API, including the rights to Permax, to Valeant.

     In late 2002, Eli Lilly, as the holder of the NDA for Permax, received a recommendation from the FDA to consider making a change to the package insert for Permax based upon the very rare observance (less than 0.01%) of cardiac valvulopathy in patients taking Permax. While Permax has not been definitely proven as the cause of this condition, similar reports have been noted in patients taking other ergot-derived pharmaceutical products, of which Permax is an example. In early 2003, Lilly amended the package insert for Permax to reflect the risk of cardiac valvulopathy in patients taking Permax and also sent a letter to a number of U.S. doctors describing this potential risk. Causation is not established but is consistent with other fibrotic side effects observed in Permax.

     There are currently six different suits pending in the United States regarding Permax. We are a named defendant in five of the six suits although we have only received what purports to be effective service of court proceedings in three of these cases. The other defendants include Eli Lilly, Elan Pharmaceuticals, Inc., API and Valeant.

The price of our ADSs may be volatile.

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Our ADSs may also be subject to volatility as a result of their limited trading market. We currently have approximately 51.4 million ADSs outstanding. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities. Our ADSs have historically had limited trading volume, which may also result in volatility. During the twelve-month period ending September 30, 2005 the average daily trading volume for our ADSs was 91,821 shares. If our public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of our ADSs may be affected by factors such as:

o    the announcement of new products or technologies;

o    innovation by us or our future competitors;

o developments or disputes concerning any future patent or proprietary rights;

o actual or potential medical results relating to our products or our competitors' products;

o    interim failures or setbacks in product development;

o regulatory developments in the United States, the European Union or other countries;

o    currency exchange rate fluctuations; and

o    period-to-period variations in our results of operations.

The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

     We are incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, (as amended), and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include the following:



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

o Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with our depositary bank.

o Under English law, each shareholder generally has pre-emptive rights to subscribe on a proportionate basis to any issuance of shares. Under U.S. law, shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise.

o Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions.

o Under English law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under U.S. law.

o The quorum requirements for a shareholders' meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders' meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company's certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against us.

     A number of our directors and executive officers are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the United States.

Foreign currency fluctuations may affect our future financial results or cause us to incur losses.

     We record our transactions and prepare our financial statements in U.S. dollars. Since our strategy involves the development of products for the U.S. market, the majority of our clinical trial expenditures are denominated in U.S. dollars and we anticipate that the majority of our future revenues will be denominated in U.S. dollars. However, a significant portion of our costs are denominated in pounds sterling and certain costs are denominated in euro as a result of our being engaged in activities in the United Kingdom and the European Union. As a consequence, the results reported in our financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling and euro on the other hand. We believe this risk is not currently material since we are focused on development activities and do not anticipate generating on-going revenues in the short-term. Accordingly, we do not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. However, if we should commence commercializing any products in the United States, changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect our revenues and operating margins. In general, we could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro.


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U.S. Holders of our Ordinary Shares or ADSs could be subject to material adverse tax consequences if we are considered a PFIC for U.S. federal income tax purposes.

There is a risk that we will be classified as a passive foreign investment company or "PFIC" for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our Ordinary Shares or ADSs and may cause a reduction in the value of such shares. We will be classified as a PFIC for any taxable year in which (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all our assets produce or are held for the production of passive income. For this purpose, passive income includes interest, gains from the sale of stock, and royalties that are not derived in the active conduct of a trade or business. Because we receive interest and may recognize gains from the sale of appreciated stock, there is a risk that we will be considered a PFIC under the income test described above. In addition, because of our cash position, there is a risk that we will be considered a PFIC under the asset test described above. While we believe that the PFIC rules were not intended to apply to companies such as us that focus on research, development and commercialization of drugs, no assurance can be given that the U.S. Internal Revenue Service or a U.S. court would determine that, based on the composition of our income and assets, we are not a PFIC currently or in the future. If we were classified as a PFIC, U.S. Holders of our Ordinary Shares or ADSs could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply, and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and you are urged to consult your own tax advisors regarding the possible application of the PFIC rules to you in your particular circumstances.

If we fail to comply with the terms of our licensing agreement with Scarista Limited, our licensor may terminate certain licenses to patent rights, causing us to lose valuable intellectual property assets.

     Under the terms of a licensing agreement between Scarista Limited and Amarin Neuroscience, our exclusive license to certain valuable patent rights covering certain of our technologies may be terminated if we fail to meet various obligations to Scarista. Under the terms of this agreement we are obligated to meet certain performance obligations in respect of the clinical development and commercialization of Miraxion, payment of royalties, and filing, maintenance and prosecution of the covered patent rights. In particular, we are obligated to use our reasonable commercial efforts to pursue the completion of the Miraxion trials with a view to applying for an FDA approval for the indication of Huntington's Disease in the USA. Under the terms of this agreement Scarista is entitled to terminate this agreement forthwith by notice in writing to the other if we commit a material breach of this Agreement and fail to remedy the same within ninety (90) days after receipt of a written notice of the breach requiring remedy of the same. The performance of our obligations to Scarista will require increasing expenditures as the development of Miraxion. We cannot guarantee that we will be capable of raising the funds necessary to meet our obligations under this agreement to fulfil these licensing obligations.

We do not currently have the capability to undertake manufacturing, marketing, or sales of any potential products and we have limited personnel to oversee out-sourced clinical testing and the regulatory approval process.

     We have not invested in manufacturing, marketing or product sales resources. We cannot assure you that we will be able to acquire such resources. It is likely that we will also need to hire additional personnel skilled in the clinical testing and regulatory compliance process if we develop additional product candidates with commercial potential. We have no history of manufacturing. We cannot assure you that we will successfully manufacture or market any product we may develop, either independently or under manufacturing or marketing arrangements, if any, with other companies. To the extent that we arrange with other companies to manufacture or market our products, if any, the success of such products may depend on the efforts of those other companies. We do not currently have the capability to conduct clinical testing in-house and do not currently have plans to develop such a capability. We out-source our clinical testing to contract research organizations. We currently have a limited number of employees and certain other outside consultants who oversee the contract research organizations involved in clinical testing of our compounds. We cannot assure you that our limited oversight of the contract research organizations will suffice to avoid significant problems with the protocols and conduct of the clinical trials.

We depend on contract research organizations to do much of our pre-clinical and all of our clinical testing.

     We have engaged and intend to continue to engage third party contract research organizations, or "CROs", and other third parties to help us develop our drug candidates. Although we have designed the clinical trials for drug candidates, the CROs will be conducting all of our clinical trials. As a result, many important aspects of our drug development programs have been and will continue to be outside of our direct control. In addition, the CROs may not perform all of their obligations under arrangements with us. If the CROs do not perform clinical trials in a satis-

                                      -10-

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factory manner or breach their obligations to us, the development and commercialization of any drug candidate may be delayed or precluded. We cannot control the amount and timing of resources these CROs devote to our programs or product candidates. The failure of any of these CROs to comply with any governmental regulations would substantially harm our development and marketing efforts and delay or prevent regulatory approval of our drug candidates. If we are unable to rely on clinical data collected by others, we could be required to repeat, extend the duration of, or increase the size of our clinical trials and this could significantly delay commercialization and require significantly greater expenditures.

Despite the use of confidentiality agreements and/or proprietary rights agreements, which themselves may be of limited effectiveness, it may be difficult for us to protect our trade secrets.

     We rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require certain of our academic collaborators, contractors and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information.

Potential technological changes in our field of business create considerable uncertainty.

     We are engaged in the biopharmaceutical field, which is characterized by extensive research efforts and rapid technological progress. New developments in research are expected to continue at a rapid pace in both industry and academia. We cannot assure you that research and discoveries by others will not render some or all of our programs or product candidates uncompetitive or obsolete.

     Our business strategy is based in part upon new and unproven technologies to the development of biopharmaceutical products for the treatment of Huntington's disease and other neurological disorders. We cannot assure you that unforeseen problems will not develop with these technologies or applications or that commercially feasible products will ultimately be developed by us.

Third-Party Reimbursement and Health Care Cost Containment Initiatives and Treatment Guidelines May Constrain Our Future Revenues.

     Our ability to market successfully our existing and future new products will depend in part on the level of reimbursement that government health administration authorities, private health coverage insurers and other organizations provide for the cost of our products and related treatments. Countries in which our products are sold through reimbursement schemes under national health insurance programs frequently require that manufacturers and sellers of pharmaceutical products obtain governmental approval of initial prices and any subsequent price increases. In certain countries, including the United States, government-funded and private medical care plans can exert significant indirect pressure on prices. We may not be able to sell our products profitably if adequate prices are not approved or reimbursement is unavailable or limited in scope. Increasingly, third-party payors attempt to contain health care costs in ways that are likely to impact our development of products including:

o failing to approve or challenging the prices charged for health care products;

o    introducing reimportation schemes from lower priced jurisdictions;

o limiting both coverage and the amount of reimbursement for new therapeutic products;

o denying or limiting coverage for products that are approved by the regulatory agencies but are considered to be experimental or investigational by third-party payors;

o refusing to provide coverage when an approved product is used in a way that has not received regulatory marketing approval; and

o refusing to provide coverage when an approved product is not appraised favorably by the National Institute for Clinical Excellence in the UK, or similar agencies in other countries.


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